

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2013

<u>Via E-mail</u>
Mr. C. Scott Brannan
Senior Vice President, Finance, Chief Financial Officer
 and Treasurer
Colfax Corporation
8170 Maple Lawn Boulevard, Suite 180
Fulton, Maryland 20759

> **Re:** **Colfax Corporation**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 001-34045**

Dear Mr. Brannan:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 8. Financial Statements</u>

<u>Note 4. Acquisitions, page 56</u>

1.   Please tell us the amounts of revenue and earnings of each of Charter and Soldex since the acquisition date included in the consolidated income statement for the reporting period. Refer to FASB ASC 805-10-50-2.

C. Scott Brannan
Colfax Corporation
March 25, 2013
Page 2

2.   With respect to your acquisition of Charter, please tell us why the initial
        accounting for the business combination was incomplete and the nature and
        amount of any measurement period adjustments recognized since December 31,
        2012. Please also tell us whether the initial accounting is now complete. Refer to
        FASB ASC 805-10-50-6.

3.   With respect to the Charter acquisition, please tell us the acquisition-date fair
        value of each major class of consideration. Refer to FASB ASC 805-30-50-1.

Note 16. Commitments and Contingencies, page 82

4.   We note that the average cost of resolved claims have declined by approximately
        57% from that in 2011. Also, we note that even with this decline in average cost,
        the total liability relating to asbestos claims on page 84 did not significantly
        change. Tell us the significant factors that resulted in the decline of the average
        cost of resolved claims and the reason why this did not have a significant change
        in your estimated liabilities.

Note 17. Segment Information, page 85

5.   Please tell us about the company's analysis in determining that it has two
        reportable segments under ASC 280-10-50. Your response should address the
        following:

        •   Please tell us the title(s) of your chief operating decision maker(s).
        •   Please describe the contents of the operating results that are regularly
                reviewed by your chief operating decision maker to make decisions about
                resources to be allocated and assess performance. Refer to FASB ASC
                280-10-50-1.
        •   Explain whether any operating segments were aggregated under ASC 280-
                10-50-11 and if so, why, providing a quantitative and qualitative analysis.
        •   Summarize the type of information you provide to your CODM about
                each of the Fluid Handling, ESAB and Howden groups and how the
                CODM uses the information.

6.   We note that $3.1 billion of your total sales of $3.9 billion in 2012 were from
        foreign locations. Please tell us whether revenues from external customers
        attributed to any individual foreign country are material. Please also tell us the
        basis for attributing revenues from external customers to individual countries.
        Similarly, please tell us whether long-lived assets in an individual foreign country
        are material. Refer to FASB ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant